Exhibit 99.1
NAVIOS MARITIME PARTNERS L.P. ANNOUNCES COMPLETION OF FOLLOW-ON OFFERING, INCLUDING EXERCISE OF OVER-ALLOTMENT OPTION
Piraeus, Greece, October 14, 2010 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) announced the completion of its follow-on public offering of 6,325,000 common units, which includes the full exercise of the underwriter’s over-allotment option, at $17.65 per unit, raising gross proceeds of approximately $111.6 million.
In connection with the offering, Navios Partners had granted the underwriters a 30-day option to purchase up to an additional 825,000 common units to cover over-allotments, which option was exercised in full on October 8, 2010.
The joint book-running managers for this offering were Citi, J.P. Morgan and BofA Merrill Lynch and the co-managers were S. Goldman Capital LLC, Cantor Fitzgerald & Co., DVB Capital Markets and Knight Capital Markets LLC.
Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (tel: (800) 831-9146); J.P. Morgan, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (866) 803-9204); BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or email dg.prospectus_requests@baml.com.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc. (NYSE: NM), is an owner and operator of dry cargo vessels.
Contacts
Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com